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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAY 25 2018
Washington, DC

SEC FILE NUMBER
8-47565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Mountain River Securities, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th street, Suite LL
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C [illegible] — [illegible]
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Causey Demgen & Moore PC
(Name – if individual, state last, first, middle name)

1125 17th Street - Suite 1450	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OYC 6/4/18

OATH OR AFFIRMATION

I, Cheryl Brady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mountain River Securities, Inc, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Owner

Title

HIBAT ALLAH LECHGAR
Notary Public - State of Colorado
Notary ID 20184013942
My Commission Expires Mar 27, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3 3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3 1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3 3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a 5(e)(3).*

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of
Mountain River Holdings, Inc.)

Denver, Colorado

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
December 31, 2017

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1-2

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION 3

NOTES TO FINANCIAL STATEMENTS 4-6

Causey
DEMGEN & MOORE P.C.

Certified Public Accountants
and Consultants

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Mountain River Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mountain River Securities, Inc. (a Wholly Owned Subsidiary of Mountain River Holdings, Inc.) as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mountain River Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mountain River Securities, Inc.'s management. Our responsibility is to express an opinion on Mountain River Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mountain River Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (exemption) and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (exemption) has been subjected to audit procedures performed in conjunction with the audit of Mountain River Securities, Inc.'s financial statements. The supplemental information is the responsibility of Mountain River Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Other Matter

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, is required to maintain minimum net capital requirements and has failed to timely file financial statements with FINRA and the Securities and Exchange Commission, which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to this matter is also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Causey Demgen & Moore P.C.

CAUSEY DEMGEN & MOORE P.C.

We have served as Mountain River Securities, Inc.'s auditor since 2015.

Denver, Colorado
May 17, 2018

Mountain River Securities, Inc

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Assets		
Cash	$ 14,239	
Prepaid Expenses	623	
Due To Affiliate	278	
Deposit	333	
Total Assets		$ 15,473
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$ 6,650	
Total Liabilities		$ 6,650
Stockholder's Equity		
Common stock $1 par value, authorized 1,000,000 shares 1,000 shares issued and outstanding		1,000
Additional paid in capital		1,095,908
Accumulated deficit		(1,088,085)
Total Stockholder's Equity		8,823
Total Liabilities and Stockholder's Equity		$ 15,473

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Mountain River Securities, Inc., formerly UW Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Mountain River Holdings, Inc. ("Parent" or "Holdings") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority (FINRA). On May 24, 2011, Holdings entered into a Stock Purchase Agreement with Matrix Bancorp Trading, Inc. ("Matrix"), a subsidiary of United Western Bancorp, Inc. ("United"), to purchase all the issued and outstanding shares of stock of the Company for cash. On October 17, 2011, the purchase was approved by FINRA and the transaction was completed on November 10, 2011.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As of December 31, 2017, the Company was not engaged in any businesses that require a clearing broker-dealer; however, before such time that it needs a clearing broker-dealer, it intends to engage such broker-dealer who will ultimately be responsible for payment of securities purchased and delivery of the securities sold by its customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses from operations, is required to maintain minimum net capital requirements and has not filed its financial statements with FINRA and the Securities Exchange Commission,(See Note 4), which raises substantial doubt about the Company's ability to continue as a going concern. Management has added additional capital to the Company during the year ended December 31, 2017 and from the period from December 31, 2017 to May 17, 2018, as needed in order to continue and remain in compliance with minimum net capital requirements.

Cash and Cash Equivalents: The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents. During the year ended December 31, 2017, no cash was paid for interest and there were no cash equivalents.

Concentrations of Credit Risk: The Company continually monitors its position with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date and periodically throughout the year, the Company has no balances in excess of federally insured limits.

The Company grants credit in the normal course of business to its customers. The Company assesses the financial condition of its customers to reduce credit risk.

Fair Value: The carrying amounts of financial instruments, including cash, receivables, and accrued expenses approximated fair value as of December 31, 2017 because of the relatively short maturities of these instruments.

Revenue Recognition: Revenues from residual 12b-1 fees represent fees from previous sales of mutual funds directed by clients, and securities and loan commission revenues and expenses are recorded on a trade-date basis as securities transactions are executed.

Income Taxes: The Company's tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more-likely-than-not test, no tax benefit is recorded.

If incurred, the Company recognizes interest and/or penalties related to income tax matters in income tax expenses.

Accounting Estimates and Assumptions: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events: The Company has evaluated all subsequent events through the report date of the independent registered public accounting firm, which is the date the financial statements were available for issuance. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

NOTE 3 -FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

At December 31, 2017, the Company had no agreement with a clearing broker and had not engaged a replacement clearing broker. The Company did not conduct any securities business during 2017; however, it anticipates that future securities transactions will be introduced to and cleared through a clearing broker. Under the terms of its expected clearing agreement, the Company will be required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily, and, pursuant to such guidelines, the Company may be required to maintain a deposit with the clearing broker and may be required to deposit additional collateral or reduce positions when necessary.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1}, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2017, the Company had net capital of $3,439, which was $1,569 deficit of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 3.1404 to-1 at December 31, 2017. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

NOTE 5- RELATED-PARTY TRANSACTIONS

December 31, 2017, Holdings owes the Company $278. Holdings did not provide any services to the Company and the Company expects that all future services and expenses will be paid directly to third-party vendors and will not be shared with its parent. During the year ended December 31, 2017, Holdings made contributions to the Company in the amount of $13,000.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Operating Leases: On August 1, 2014, the Company entered into a month to month lease agreement with a third party, with monthly payments of $333 commencing on the first day of the month. This lease is terminable by either the Landlord or Tenant as of the end of any month upon not less than thirty days advanced written notice to the other party.

Litigation: The Company is from time to time party to various litigation matters, in most cases involving ordinary and routine claims incidental to its business. The Company accrues liabilities when it is probable that the future costs will be incurred and such costs can be reasonably estimated. Such accruals are based upon developments to date, the Company's estimates of the outcome of these matters and its experience in contesting, litigating, and settling other matters.

NOTE 7 -INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the difference are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that are not expected to be realized based on available evidence. At the end of the year, the Company had a net operating loss available to offset against future income of approximately $64,000 which expires in 2037.